UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Amendment No. 5)*
Under the Securities Exchange Act of 1934
MOVE, INC.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
62458M108
(CUSIP Number)
February 29, 2008
(Date of Event which Requires Filing
of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP No.	62458M108

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) TCS CAPITAL INVESTMENTS, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	CAYMAN ISLANDS

	5	SOLE VOTING POWER

NUMBER OF		9,327,247

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,327,247

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,327,247

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

SCHEDULE 13G/A

CUSIP No.	62458M108

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) TCS CAPITAL GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE

	5	SOLE VOTING POWER

NUMBER OF		14,780,101

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		14,780,101

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,780,101

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

SCHEDULE 13G/A

CUSIP No.	62458M108

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) ERIC SEMLER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	UNITED STATES

	5	SOLE VOTING POWER

NUMBER OF		15,220,201

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		15,220,201

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	15,220,201

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	10.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

SCHEDULE 13G/A
CUSIP No. 62458M108
Schedule 13G/A
          This Amendment No. 5 (“Amendment”) to Schedule 13G (the “Schedule 13G”), relating to shares of Common Stock, $0.001 par value per share (the “Common Stock”), of Move, Inc. (the “Issuer”), is being filed with the Securities and Exchange Commission (the “Commission”). This Amendment is being filed on behalf of TCS Capital GP, LLC, a Delaware limited liability company (“TCS GP”), TCS Capital Investments, L.P. a Cayman Islands exempted limited partnership (“TCS Offshore”) and Eric Semler the principal of TCS GP and TCS Select GP, LLC (“TCS Select GP”).
          This Amendment relates to (A) shares of Common Stock of the Issuer purchased by Eric Semler and TCS GP for the accounts of (i) TCS Capital, L.P., a Delaware limited partnership (“TCS Capital”), (ii) TCS Capital II, L.P., a Delaware limited partnership (“TCS Capital II”), and (iii) TCS Offshore; (B) shares of Common Stock of the Issuer purchased by Eric Semler and TCS Select GP for the account of TCS Select, L.P. a Delaware limited partnership (“TCS Select”); and (C) shares of Common Stock held by TCS Offshore. TCS Capital holds 841,902 shares of the Common Stock, TCS Capital II holds 4,610,952 shares of the Common Stock, TCS Offshore holds 9,327,247 shares of the Common Stock, and TCS Select holds 440,100 shares of the Common Stock. TCS GP acts as general partner to each of TCS Capital, TCS Capital II and TCS Offshore; TCS Select GP acts as general partner to TCS Select; and Mr. Semler, as manager of TCS GP and TCS Select GP, controls the investment decisions of TCS GP and TCS Select GP.
          This Amendment is being filed solely as a result of a decrease in the number of shares of Common Stock outstanding (as reported in the Issuer’s most recently-filed Form 10-K), and hereby amends and restates Item 4(b) as follows:
Item 4. Ownership:
Item 4(b) Percent of Class:
          i) The number of shares of Common Stock TCS Offshore may be deemed to beneficially own constitutes approximately 6.1% of the total number of shares of Common Stock outstanding. (Based upon information provided by the Issuer in its most recently-filed Form 10-K on February 29, 2008, the number of shares of Common Stock outstanding was 151,666,255 as of February 25, 2008.)
          ii) The number of shares of Common Stock TCS GP may be deemed to beneficially own constitutes approximately 9.7% of the total number of shares of Common Stock outstanding.
          iii) The number of shares of Common Stock Mr. Semler may be deemed to beneficially own constitutes approximately 10.0% of the total number of shares of Common Stock outstanding.

SCHEDULE 13G/A
CUSIP No. 62458M108
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 03, 2008	TCS Capital Investments, L.P.

By: TCS Capital GP, LLC, general partner
	By:	/s/ Eric Semler
Name: Eric Semler
Title: Managing Member

TCS CAPITAL GP, LLC

	By:	/s/ Eric Semler
Name: Eric Semler
Title: Managing Member

ERIC SEMLER

	By:	/s/ Eric Semler